Exhibit 99.27(d)(5)

                       Conditional Exchange Option Rider



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                        CONDITIONAL EXCHANGE OPTION RIDER

This rider is a part of the policy to which it is attached. Except as stated in this rider, it is subject to all of the provisions contained in the policy.


POLICY NUMBER:                      [2000000]

FIRST INSURED:                      [John M. Doe]

SECOND INSURED:                     [Mary A. Doe]

RIDER DATE:                         [January 10, 2002]

INITIAL MONTHLY RIDER CHARGE:       [$30.00]


SURVIVORSHIP VARIABLE UNIVERSAL LIFE CONDITIONAL EXCHANGE OPTION
The owner may exchange this policy (hereinafter "the original policy") for two policies, one on the life of each Insured (hereinafter "new policies"), without any additional evidence of insurability, by filing an exchange application at our Home Office within 180 days following:

a.   a final divorce decree that terminates the marriage of the Insureds; or

b. the date of final enactment of a change in the Federal Estate Tax Law which eliminates the unlimited martial deduction.

HOW TO EXERCISE THIS OPTION
To exercise this option, you must file an exchange application at our Home Office. It must be signed by you. We must also receive:

a. The release of any lien against or assignment of the original policy. However, you may instead submit written approval by the lienholders or assignees of the exchange of policies in a form satisfactory to Us with such other documents as We may require.

b.   The surrender and release of the original policy.

c. Payment of any amounts due to us for the exchange as described in the Exchange Adjustments.

d.   A copy of the final divorce decree, if applicable.

Unless otherwise provided in the exchange application, the owner and the beneficiary of the new policies will be the same as under the original policy. If the owner of either new policy is different, We will require evidence of insurable interest in the life Insured under that new policy. The application for the original policy shall be considered part of the application for the new policy. This new policy will be issued on the basis of the exchange application, the application for the original policy and any evidence of insurability submitted for issuance of the original policy with respect to the life Insured under that new policy.

The Date of Exchange will be the policy anniversary following the later of:

a.   our receipt of the exchange application;

b.   payment of the Exchange Adjustments, if any, for both of the new policies;
     and

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c. our approval of insurable interest, if applicable.

The new policies will take effect on the Date of Exchange. When the new policies take effect, the original policy shall terminate.


THE NEW POLICIES
The Policy Date of the new policies will be the Date of Exchange. The limit on Our right to contest the validity of the new policy will operate from the Policy Date of the original policy.

The issue ages of the respective Insureds under the new policies will be determined based upon their respective ages nearest birthday as of the Date of Exchange. The new policies will be written on any plan of variable universal life insurance issued with a level Face Amount by Us at the time of the exchange. The new policies will be subject to Our published issue rules (e.g. age and amount limits) for the plans chosen which are in effect at that time. The risk classification and any exclusions applicable to the new policies will be determined in accordance with Our rules and practices in effect on the original policy's Policy Date. The rates for the new policies will be based on Our published rates in effect on the Date of Exchange.

The Face Amount of each new policy will equal one half the basic Face Amount of the original policy without regard to any riders under the original policy, except as provided below. One-half of the cash surrender value for the original policy will be applied as premium to each new policy, but with the following condition. The cash surrender value of each new policy net of surrender charge must be greater than zero.

Except as otherwise provided above, any rider contained in the original policy or additional riders may be included in the new policies only if we consent. The new policies will conform to all of the requirements of the jurisdiction in which they are issued regardless of any terms of this rider providing to the contrary.

EXCHANGE ADJUSTMENTS
a. If the Policy Value of the original policy is insufficient to produce a positive Cash Surrender Value for each new policy, the owner must pay an Exchange Adjustment in an amount that, when applied as premium, will make the Cash Surrender Value of each new policy greater than zero.

b. The owner must pay an amount equal to the excess, if any, of the surrender charge in effect on the original policy over the sum of the surrender charges for the new policies. All such surrender charges will be determined as of the Exchange Date.

c. In some cases, the amount of Policy Value which may be applied to the new policies may exceed the premium limit for the new policies. In that event, We will return such excess policy value to You in cash.

MONTHLY RIDER CHARGES
The monthly charge for coverage under this rider is included in and part of the monthly deduction for the policy. It is deducted on each Monthly Calculation Day until coverage under this rider terminates. The Initial Monthly Rider Charge is shown above. Future monthly charges will vary and generally increase.

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TERMINATION OF THIS RIDER
This rider will terminate on the earliest of:

a. termination of the original policy;

b. exchange of the original policy;

c. Our receipt of Your Written Request to cancel this rider; and

d. death of either of the Insureds.



                         PHL Variable Insurance Company

                             /s/ Robert W. Fiondella
                            -------------------------
                               Robert W. Fiondella

              Chairperson of the Board and Chief Executive Officer

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